UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. de C.V. (GAP)
 ANNOUNCES IMPLEMENTATION PLAN FOR THE ADOPTION OF IFRS

Guadalajara, Jalisco, Mexico, June 29, 2011 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced its implementation plan for the adoption of International Financial Reporting Standards (“IFRS”), which will be used by GAP to report financial information beginning on January 1, 2012.

GAP hereby gives a detailed progress update of its adoption of IFRS for the preparation and reporting of its financial statements and related information to financial markets beginning January 1, 2012.

On May 13, 2011 the National Banking and Securities Commission in Mexico (CNBV) sent all companies listed on the Mexican Stock Exchange a request for the companies to present progress reports of their implementation plans for the adoption of IFRS.   The CNBV letter requests answers to specific questions and provides items that should be addressed by the companies in their responses. The items and questions from the CNBV’s letter have been set forth in the paragraphs below to provide structure for the reader. GAP’s responses and comments follow each item or question.

It is important to mention that in January 2011, the Company concluded a conceptual analysis of the effects that IFRS will have on its financial statements. The Company has identified the available criteria according to IFRS 1 “First-time Adoption of International Financial Reporting Standards”, and the Company has determined which criteria would be adopted.   Nevertheless, the Company is in the process of determining the economic impact on its financial statements.  GAP expects to conclude this process during July 2011. These results will subsequently be audited by the Company’s external auditor.  As a result, the Company is not yet prepared to report the quantitative impact information.

For more information, visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Investor relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01152 (333) 8801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

The current status of GAP’s IFRS adoption process is the following:

i.	Accounting and Business Impacts

The prohibition of retroactive application of other IFRS (paragraphs 14 to 17, and Appendix B of IFRS1) related to the following concepts:

1.
Calculation of Estimates (paragraphs 14 to 17 of IFRS 1)
As of the date of this report and during the conceptual analysis phase, the Company did not determine that any accounting estimate made pursuant to Mexican Financial Reporting Standards (“MFRS”) differs with respect to the adoption of IFRS as of the estimated transition date, because there are no differences between the respective accounting standards.

2.
Based on the analysis completed as of the date of this report, the Company estimates that the following exceptions will have no effect on GAP’s financial statements as of the estimated transition date to IFRS:

•       Derecognition of financial assets and liabilities
•       Hedge accounting
•       Non-controlling interest
•       Measurement and classification of financial assets

3.	Embedded derivatives (Appendix B of IFRS 1)

The Company concluded that it is common practice, both domestically and internationally, to have U.S. dollar denominated lease agreements with clients for commercial spaces within airports.  As a consequence, and in accordance with IFRS, the effects of embedded derivatives on the consolidated balance sheet and income statement will be eliminated.

Below is a discussion of the conceptual impact of the optional exemptions related with the following topics:

1.	Exemptions of the business combinations (Appendix C of the IFRS 1):

The exemption does not apply to the Company because GAP does not participate in nor has participated in any business combinations.

2.	Exemptions to the application of other IFRS (Appendix D of IFRS 1)

a.	Deemed cost
The Company decided to value its machinery, equipment and improvements to leased buildings according to the option provided in IFRS 1, which consists of taking the MFRS (previously Mexican GAAP) book value as the deemed cost as of the transition date.  Moreover, the Company adopted the recognition of the historical value of Improvements to Concession Assets because that value represents an intangible asset that has a direct relationship with the Concession, which is also an intangible asset.  Additionally, after the analysis carried out by the Company, it was concluded that there are no components that should be separated in order to depreciate them separately.  Likewise, it was concluded that the residual values of the fixed assets are not material; therefore, it will not be necessary to separate them in order to determine the depreciable value of the fixed assets.

IFRS Implementation Plan	Page 2

b.	Employee Benefits.
The Company has chosen to recognize all actuarial gains and losses in accordance with   International Accounting Standards (“IAS”) 19, so the cumulative actuarial gains and losses not previously recognized will be recognized in retained earnings of the Company as of the transition date to IFRS.

c.	Financial assets or intangible assets accounted for in accordance with IFRIC 12
Service Concession Agreements.
The Company did not identify any differences between MFRS and IFRS with respect to this particular concept, because the Company applies the provisions of the Interpretation to the Financial Reporting Standards (INIF) 17 under MFRS, which converges with International Financial Reporting Interpretations Committee (IFRIC) 12. IFRIC 12 is applicable to such contracts under IFRS.

d.	Borrowing Costs
The Company will apply the exemption in order to use a date prior to the IFRS transition date and to apply the standard to the borrowing costs for all qualifying assets for which the commencement date for capitalization is after December 31, 2008. The interest income to be included as part of the comprehensive financing income capitalized shall be determined from the date in which the first disbursement related to the qualifying asset was made. The interest income shall represent the investment income on the temporary investment of the borrowings allocated to the related qualifying asset.

e.	Hyperinflationary Environment.
 IFRS 29 does not permit the recognition of the effects of inflation in financial statements when the economic environment is not classified as a hyperinflationary environment.  IFRS 29 defines a hyperinflationary environment when inflation for the most recent three-year period is close to or exceeds 100%. Meanwhile, MFRS defines a hyperinflationary environment when inflation for the most recent three-year period is close to or exceeds 26%.  Because inflation in Mexico for the most recent three-year period does not qualify as hyperinflationary under IFRS, the Company will eliminate the effects of inflation from its financial information except for the exceptions permitted by IFRS 1 under "Deemed Cost" for machinery, equipment and improvements on leased buildings that are mentioned in this report.

f.	Fair value measurement for intangible assets as deemed cost.
The Concession to operate its airports is the main asset of the Company.   As a result, the Company conducted a detailed evaluation of the option to recognize the values of the Concession, Rights to Use Airport Facilities and Other Acquired Rights at their "Deemed cost" which includes the effects of inflation through December 31, 2007; nevertheless, because the requirements for an “active market” for those assets were not met, the Company decided to recognize those intangible assets at their historical cost.  Therefore, the effects of inflation recognized under MFRS from August 25, 1999 through December 31, 2007, will be cancelled.

IFRS Implementation Plan	Page 3

g.	Deferred income taxes.
Due to the changes in accounting values related with each of the differences identified between MFRS and IFRS, the Company determined the effects on deferred income taxes.    The main difference identified was the derecognition of the effects of inflation on the intangible assets described above.

Furthermore, based on the analyses performed as of the date of this report, the Company estimates that the following exemptions (Appendix D of IFRS 1) will not have any effect or any significant effect on its financial statements as of the estimated IFRS transition date:

● Share-based payment transactions
● Insurance contracts
● Lease agreements
● Cumulative translation differences
● Investments in subsidiaries, associates and jointly controlled entities
● Assets and liabilities of subsidiaries, associates and joint ventures
● Compound financial instruments
● Designation of previously recognized financial instruments
●     Fair value measurement of financial assets or financial liabilities at initial recognition
● Decommissioning liabilities included in the cost of property, plant and equipment
● Transfers of assets from customers
● Extinguishing financial liabilities with equity instruments

Other disclosures:

1.
Listings of assets, liabilities and/or some equity component that should be recognized according to guidelines established by IFRS and that have not been recognized according to accounting standards previously used by the Company.

The Company does not have any assets, liabilities and/or equity components that should be recognized under IFRS that have not been recognized according to MFRS.

IFRS Implementation Plan	Page 4

2.	Listings of assets, liabilities and/or some equity components that will no longer be accounted for and/or will be reclassified according to IFRS.

The main effects that will cease to be recognized in the financial statements due to the adoption of IFRS are the effects of inflation on the Intangible Assets related with the Concession, Rights to Use Airport Facilities and Other Acquired Rights, Improvements to Concession Assets, Common Stock and Legal Reserve, among others, besides the effects on deferred income taxes, as well as the assets for embedded derivatives due to lease agreements and the liabilities related with Employee benefits from termination and retirement.

3.
The Issuer should reveal everything that explains how the transition to IFRS affects its current statements of financial position, results and cash flows; as well as indicate the main effects in its financial statements.

The Company concluded a conceptual analysis of the effects that IFRS will have on its financial statements. The available criteria under IFRS 1 “First-time Adoption of International Financial Reporting Standards” were identified, and the Company determined which criteria would be adopted. Nevertheless, a preliminary estimate of the economic impact on its financial statements is currently being determined by the Company.   GAP expects to conclude this process during July 2011, in order for it to then be audited by its external auditor.

The Company will apply the following presentation criteria for basic financial statements:

-
Statement of Financial Position: The Company will maintain the same presentation format that it currently uses under MFRS for the Balance Sheet. In the financial statements for the adoption period, the Company will present one statement of financial position at the beginning of the earliest comparative period (transition date, January 01, 2011), the earliest comparative period (December 31, 2011) and the reporting period (December 31, 2012).

-
Statement of Comprehensive Income: The Company will   present the statement of comprehensive income in two separate financial statements (Income Statement and Statement of Comprehensive Income), the income statement will maintain the same presentation format as the one presented under MFRS with necessary adjustments for the presentation of certain items.  The amounts of the reporting period (December 31, 2012) will be compared to the amounts of the previous period (December 31, 2011).

-
Statement of Changes in Equity: The Company will present amounts at the beginning of the earliest comparative period (January 01, 2011), the earliest comparative period (December 31, 2011) and the reporting period (December 31, 2012).

IFRS Implementation Plan	Page 5

-
Statement of Cash Flows: The Company determined that there were no differences in the presentation format under MFRS as compared with IFRS; therefore, there will be no effect.  GAP will present the amounts of the reporting period (December 31, 2012) and the earliest comparative period (December 31, 2011).

4.	The Company should mention any changes that will be made to its accounting policies or to its functional currency.

Due to the adoption of IFRS, the functional currency of the Company does not suffer any changes.

The accounting policies of the Company that would change as a result of the adoption of IFRS are described in general terms below:

Financial Instruments - Embedded Derivatives
This accounting policy will include changes related to U.S. dollar denominated lease agreements for commercial spaces in the airports, for which the effects of the embedded derivatives will be eliminated under IFRS and which were previously recognized under MFRS.

Machinery, Equipment and Improvements on Leased Buildings:
The change in this accounting policy is related to the fact that the Company will take the option to value the machinery, equipment and improvements on leased buildings according to MFRS, that is, at its deemed cost (MFRS with the effects of inflation through December 31, 2007) as of the adoption of IFRS.  In addition, the Company will consider the need to adopt additional controls in order to account for components of the residual values of the fixed asset.

Airport Concessions and Rights to Use Airport Facilities:
This accounting policy will include changes related to the fact that the value of the airport concessions and the rights to use airport facilities will be reflected at their historical cost, which excludes the effects of inflation that had been recognized under MFRS from August 25, 1999 to December 31, 2007.

Improvements to Concession Assets:
This accounting policy will include changes related to the fact that improvements to concession assets will be valued at their historical cost, which excludes the effects of inflation recognized under MFRS.  In addition, the Company will adopt additional controls to account for components, residual values and the annual evaluation of the useful life of those assets.

Other Acquired Rights:
This accounting policy will include changes related to the fact that Other Acquired Rights will be valued at their historical cost, which excludes the effects of inflation that had been recognized under MFRS through December 31, 2007.

IFRS Implementation Plan	Page 6

Start-up cost:
This accounting policy will include changes relating to the fact that start-up costs will be valued to their historical cost, which excludes the effects of inflation that had been recognized under MFRS through December 31, 2007.  In addition, the Company will adopt additional controls in order to recognize only "start-up cost" that comply with the requirements necessary to be recognized as an intangible asset according to IFRS.

Deferred Statutory Employee Profit Sharing:
These accounting policies will include changes relating to the fact that statutory employee profit sharing will be recognized according to the Mexican Federal Labor Law only. Therefore, the deferred statutory employee profit sharing will cease to be recognized because it is considered an obligation not derived from a legal tax and, in addition, it is not contemplated by IFRS.

Employee benefits from termination and retirement:
The change in this accounting policy will be to not recognize the employee benefits for retirement and the compensation given for termination of employment.

Effects of Inflation on Financial Information:
The changes to this accounting policy will result from the fact that the effects of inflation will only be recognized if cumulative inflation in the most recent three-year period is close to or exceeds 100%.

Capitalization of Comprehensive Financial Results:
This accounting policy will include changes related to the fact that the Company will include in comprehensive financing income to be capitalized the interest gained.   The interest gained to be included as part of the comprehensive financing income to be capitalized shall be determined from the date in which the first disbursement related with the qualifying asset was made and using the interest gained as a base to determine the total amount allocated to the qualifying asset, provided that said cash had been invested during the construction period of the qualifying asset.

5.	The Issuer must indicate if it uses, in a supplementary way, any group of accounting standards other than IFRS and the justification for their use.

The Company, as of the date of its adoption of IFRS, will not apply any type of rules, guidelines or accounting standards other than IFRS.

6.	The amount of historical information that will be converted to IFRS to help compare performance should be indicated.

Figures as of January 1, 2011 regarding the Balance Sheet (transition date) will be reported as the opening balance.  Additionally the Company will report figures for the comparative period ended December 31, 2011 and the reporting period ended December 31, 2012 for the balance sheet, statement of comprehensive income, statement of changes in equity and statement of cash flows, in accordance with the guidelines of ISA 1.

IFRS Implementation Plan	Page 7

7.
How may the application of IFRS affect key performance indicators and will those indicators remain appropriate measures of the goals and performance of the Company.   In addition, indicate which contractual obligations might be affected upon adopting IFRS.

As mentioned above, the preliminary economic effects on the financial statements are currently being determined by the Company; therefore, the effects on performance indicators can be analyzed once the economic effects are determined.

ii.	Impact to Information Systems

1.
If applicable, describe the changes that will need to be implemented to the information systems in order to carry out the changes in reporting of accounting information required for the markets, indicating in general, if the implementation of IFRS changes in current statements of financial position, statement of income, statement of changes in the stockholder´s equity and in the statement of cash flows of the Company will require changes to the reporting formats.

As mentioned in "Other disclosures", the reporting format for the Company's financial statements under IFRS will be almost identical to those used to report under MFRS, therefore, the reporting formats will remain almost the same.

With respect to the impact on the Company’s information systems, it is important to note that GAP is composed of 15 subsidiaries, which do not have the option or the obligation  to report under IFRS, so they will continue to prepare their information under MFRS, mainly  in order to determine their respective tax obligations under applicable laws, the information must comply with Principles of Accounting Generally Accepted in Mexico, which indeed are MFRS.   As a result, the information systems will not be modified.   The Company only will report its consolidated financial information to the capital markets under IFRS.

iii.	Transition Status

The issuers should briefly describe the steps that have been taken towards transitioning to IFRS and the steps that will be taken in the following months in order to comply with the obligatory adoption date.

A chronology of the steps taken by the Company in transitioning to IFRS is presented below in a general way. The chronology begins with the analysis and design phase and moves to the implementation phase (the current phase):

●	February 2009- A meeting was held among GAP’s top management to discuss the option of adopting IFRS early to report in Mexico and The United States.

IFRS Implementation Plan	Page 8

●	July 2009- The need to change accounting standards from MFRS to IFRS was communicated internally to the areas involved.

●
September 2009- An International public accounting Firm with experience in IFRS was hired in order to help the Company identify the conceptual differences between MFRS and IFRS, as well as regulatory framework differences.  This process began in  November 2009 and was concluded in January 2011

●
July 2011- The Company expects to complete the preparation of the preliminary quantification of the main quantitative differences as of December 31, 2010, which is being prepared internally by the Company without having been reviewed or audited by the external auditor, and considering the adoption criteria at this moment, which could differ at the date of final adoption.

●
August 2011 – The Company expects to conclude its training of its accounting personnel directly involved with the adoption of IFRS as well as the dissemination to the entire organization about the regulatory change.

●
October 2011 – The Company expects to complete the preparation of the disclosure notes for the financial statements needed as a result of the adoption of IFRS. The Company also expects to complete the internal control processes and procedures that would change under the new regulations.

●	November 2011 – The Company expects that the consulting firm hired to advise it regarding the adoption of IFRS will conclude its review of the figures and disclosure notes prepared by the Company.

It should be noted that the information contained in this document may be modified at any time by the Company; therefore, it will not be final until the Company has completed its first year of financial reporting under IFRS (the fiscal year ended December 31, 2012), because the Company may change or vary the criteria for adoption in adherence to the regulations of IFRS, and the Company reserves the right to make subsequent changes as necessary.

IFRS Implementation Plan	Page 9

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IFRS Implementation Plan	Page 10

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: June 29, 2011